May 2, 2006

Room 4561

Mr. James Kerrigan
Chief Financial Officer and Secretary
Lantronix, Inc.
15353 Barranca Parkway
Irvine, CA 92618

> **Re: Lantronix, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Filed February 13, 2006**
> **File No. 001-16027**

Dear Mr. Kerrigan:

We have completed our review of the filings above and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief